SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           SCHEDULE 13D
                          (Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
Rule 13d-2(a)
                        (Amendment No.    )
                                      ----
                       THE PRESLEY COMPANIES
                          (Name of Issuer)

         Series A Common Stock $0.01 Par Value Per Share
                  (Title of Class of Securities)

                            741030-10-0
                           (CUSIP Number)

                       General William Lyon
                   c/o William Lyon Homes, Inc.
                           4490 Von Karman
                Newport Beach, California  92660
                           (714) 833-3600
(Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications)

                           with a copy to:
                        David A. Krinsky, Esq.
                        O'Melveny & Myers LLP
                      610 Newport Center Drive
                            Suite 1700
               Newport Beach, California  92660-6429
                          (714) 669-7902

                          June 30, 1998
                  (Date of Event which Requires
                    Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 741030-10-0                           Schedule 13D
------------------------------------------------------------
(1)   NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
      General William Lyon
------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                       (a)  [  ]
                                       (b)  [  ]
------------------------------------------------------------
(3)   SEC USE ONLY

------------------------------------------------------------
(4)   SOURCE OF FUNDS

      PF
------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [  ]
------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------
                    : (7) SOLE VOTING POWER
                    :   7,939,589
                    : --------------------------------------
                    : (8) SHARED VOTING POWER
Number Of Shares    :   0
Beneficially Owned  : --------------------------------------
By Each Reporting   : (9) SOLE DISPOSITIVE POWER
Person With         :   7,939,589
                    : --------------------------------------
                    : (10) SHARED DISPOSITIVE POWER
                    :   0
-------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          7,939,589
--------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                              [ ]

--------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.2%
--------------------------------------------------------------
(14) TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------

Item 1.   Security and Issuer

          This statement relates to the Series A Common Stock,
$0.01 par value (the "Shares") of The Presley Companies, a
Delaware corporation (the "Company"), having its principal executive offices at 19 Corporate Plaza, Newport Beach,
California 92660.


Item 2.   Identity and Background

          (a)  This Schedule 13D is filed on behalf of
General William Lyon, an individual. General Lyon is hereinafter referred to as the "Reporting Person."

          (b)  The Reporting Person's address is c/o William
Lyon Homes, Inc., 4490 Von Karman, Newport Beach, California
92660.

          (c) Since 1987, the Reporting Person has served as a director and as Chairman of the Board of the Company.
He is also the Chairman of the Board, President and Chief Executive Officer of William Lyon Homes, Inc., a homebuilding company.

          (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

          (e)  The Reporting Person has not, during
the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting
Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

          (f)  The Reporting Person is a citizen of
the United States of America.


Item 3.   Source and Amount of Funds or Other Consideration

          The Reporting Person acquired for cash all of the Shares beneficially owned by him in October 1987. The
Reporting Person used bank debt to finance the acquisition of such Shares.

          The Reporting Person hereby incorporates herein by reference its response set forth in Item 4 of this Schedule 13D.

Item 4.   Purpose of Transaction

          The Reporting Person acquired all of the Shares beneficially owned by him in October 1987. In October 1991, the Company completed an initial public offering of its Shares and, in connection with such public offering, registered such Shares under Section 12(g) of the Securities Exchange
Act of 1934, as amended. Prior to formulating the proposal described below, the Reporting Person held the Shares beneficially owned by him continuously as an investment.

          On May 5, 1998, the Company announced that it
had engaged an investment banking firm to assist the
Company in evaluating strategic alternatives.  On June
30, 1998, the Reporting Person submitted a non-binding
proposal to a special committee (the "Special Committee")
of the board of directors of the Company, in which,
among other things, the Reporting Person, through his
wholly-owned corporation, William Lyon Homes, Inc.,
proposed to acquire all of the outstanding stock of
the Company in a series of related transactions for
a cash price of $.40 per share.  The proposal is
conditioned on the execution of a definitive
agreement, certain amendments of the Company's
12.5% Senior Notes, and regulatory, stockholder
and other approvals.   A copy of the text of the
proposal is attached hereto as Exhibit 1 and incorporated herein by reference. The Reporting
Person has advised the Company that the proposal expires July 31, 1998.

          Except as described above in this Item 4, the Reporting Person currently does not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          (a)  The Reporting Person beneficially owns
an aggregate of 7,939,589 Shares, representing approximately 15.2% of the total number of Shares of the Company outstanding as of April 3, 1998 (as reported in the Company's most recent definitive proxy statement filed with the Securities and Exchange Commission).<1>

          (b)  The Reporting Person has the sole power
to vote or to direct the vote, and the sole power to dispose or direct the disposition, of all 7,939,589
Shares beneficially owned by him.

          (c)  The Reporting Person has not effected
any transactions in any Shares during the past 60 days.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          There are no contracts, arrangements,
understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any of the Shares beneficially owned by the Reporting Person.

Item 7.    Material To Be Filed as Exhibits

Exhibit 1  Text of proposal described in Item 4 of this
           Schedule 13D.

------------------------
[FN]

<1>  The Company's Series B Common Stock became convertible
     into a like number of shares of Series A Common Stock from and after May 20, 1997. The percentage calculation assumes the conversion of all of the outstanding shares of Series B Common Stock into shares of Series A
     Common Stock.


                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.



                     By:  /s/ William Lyon
                          ------------------------
                          William Lyon

Dated:   July 1, 1998

                          EXHIBIT INDEX

Exhibit No.              Description                  Page No.
-----------    ------------------------------------   --------
1.             Text of Proposal
